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                                                               Exhibit No. 99.5

April 12, 2002


Securities and Exchange Commission
Washington, DC


Arthur Andersen has represented to United Pan-Europe Communications, N.V. that its audit for the year ended December 31, 2001 was subject to Andersen's quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards and that there was appropriate continuity of Andersen personnel working on the audit, availability of national office consultation and availability of personnel at foreign affiliates of Andersen to conduct the relevant portions of the audit.

Sincerely,
United Pan-Europe Communications, N.V.

By /s/ Charles H.R. Bracken
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       Charles H.R. Bracken
       Chief Financial Officer